BLACKBURN & STOLL, LC
                                Attorneys at Law
                         77 West Second South, Suite 400
                           Salt Lake City, Utah 84101
                            Telephone (801) 521-7900
                               Fax (801) 521-7965
                                                                Eric L. Robinson
                                                           Direct (801) 578-3553


                                  March 4, 2005


Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 0510
Washington, D.C. 20549-0510

      Re:    Green Plains Renewable Energy, Inc.
             Form S-1/A, Filed February 28, 2005
             File No. 333-121321

Dear Ms. Long:

         This letter is submitted on behalf of Green Plains Renewable Energy, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") with respect to the Company's Registration Statement of Form S-1/A that was filed on February 28, 2005 (the "Registration Statement"). We appreciate the careful review and the useful comments provided by the staff. The accompanying amendment to the Registration Statement has been revised in response to the staff's comment and has been updated to reflect developments in the Company's business.

         The following sets forth the SEC staff's comments as reflected in the staff's letter dated March 3, 2005, and the corresponding responses of the Company to those comments that require responses. Factual information was provided to us by the Company without independent verification by us. SEC staff comments are provided in italicized print and in numerical sequence in this letter, and the corresponding responses of the Company, where required, are shown in indented text.

Business, page 31
Our Primary Competition, page 40

         1. We note your new risk factor on page 16. Please expand your disclosure in this section to discuss competition from foreign producers of ethanol.

         The risk factor and the discussion in the business section has been revised to respond to this comment. See pages 16 and 39.

Ms. Long
March 4, 2005
Page 2


Report of Independent Registered Public Accountants, page F-1

         2. We have read your response to our comment 8. Your response indicates that your auditor's report has been revised to indicate that they conducted their audit in accordance with "the standards of the Public Company Accounting Oversight Board (United States)" rather than in accordance with "auditing standards of the Public Company Accounting Oversight Board (United States)." However, it does not appear that this change bas been made in the auditor's report included in this filing on Form S-1/A. Please obtain and include from your auditors a revised opinion. Refer to PCAOB Standard No. 1, Exhibit 2

         The auditor's report has been revised which removed the word "auditing". The sentence indicates "We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States)."

         3. We have read your response to our comment 9. While the revised audit report obtained from your auditors has dual dated the effects of the restatements as described in Note 5, it does not reference the restatement to record stock-based compensation, the reclassification of the deposit in your statement of cash flows, and the footnote that discusses each in greater detail within the audit report itself. Please obtain and include in your amended filing, an updated opinion from your auditors, as well as an updated consent.

         The auditor's report has been revised to include the reference to the restatement for the stock-based compensation and the reclassification of the deposit in the statement of cash flows. Additionally, we have included footnote 5 that discusses each of these in greater detail in accordance with APB 20 paragraph 37.

Statement of Cash Flows, page F-5

         4. Your statement of cash flows does not present the $37,500 adjustment relating to stock based compensation required to reconcile the net loss to the net cash used by operating activities. Please revise to include this. Refer to paragraphs 28 and 29 of SPAS 95.

         The statement of cash flows was improperly formatted which did not clearly present the $37,500 adjustment relating to stock-based compensation. We have revised the formatting to properly reflect the adjustment.

Ms. Long
March 4, 2005
Page 3


Exhibit 23.1, Consent of L.L. Bradford & Company, LLC

         5. We have read your response to our comment 9. Your updated consent from your auditors references their consent in the registration statement filed on Form S-1. Please obtain and include an updated consent from your auditors which references their consent to your registration statement filed on Form S-1/A.

         We have obtained and included an updated consent from our auditors which references their consent to our registration statement filed on Form S-1/A.

         Please contact the undersigned at (801) 578-3553 with any questions or comments regarding this letter. Thank you for your assistance in this matter.

                                                     Very truly yours,


                                                     BLACKBURN & STOLL, LC

                                                     /s/ Eric L. Robinson

                                                     Eric L. Robinson

cc: Mr. Barry Ellsworth